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SEC FILE NUMBER
000-23224
CUSIP NUMBER
39054K 10 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Great Lakes Aviation, Ltd.

Full Name of Registrant

Former Name if Applicable

1022 Airport Parkway

Address of Principal Executive Office (Street and Number)

Cheyenne, WY 82001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Great Lakes Aviation, Ltd. (the “Company”) has determined that the Company is unable to file its Form 10-K Annual Report for the period ended December 31, 2013 within the prescribed time period, without unreasonable effort and expense. Management needs additional time to accurately evaluate and disclose the risks and circumstances pertaining to the Company, including the Company’s non-compliance with a leverage ratio covenant in its credit agreement with GB Merchant Partners, LLC and Crystal Capital LLC, and the Company’s ability to continue as a going concern. The Company expects to file its Form 10-K Annual Report for the period ended December 31, 2013 by April 15, 2014.

New Federal Aviation Administration (“FAA”) pilot qualification rules imposed as part of the Airline Safety and Federal Aviation Administration Extension Act of 2010 in combination with revised FAR Part 117 (Flight Crew Member Flight and Duty Limitations and Rest Requirements) pilot rest and duty time rules, has created a shortage of qualified pilots and negatively affected our operations and financial condition.

The lack of available pilots to hire has caused the Company to curtail operations and reduce capacity in the fourth quarter of 2013, and is expected to continue into 2014 or until the Company can hire and train a sufficient number of pilots. The curtailment of operations has had a negative impact on revenue, operating income and liquidity. As of December 31, 2013 the Company was not in compliance with a leverage ratio covenant contained in our senior credit facility’s credit agreement.

On March 18, 2014, the FAA granted the Company authority to operate our Beechcraft 1900D aircraft in a restricted operational configuration which has allowed us to hire pilots under FAR Part 135. The significance of this change is that it now enables the Company to rebuild pilot staffing levels. The Company believes that this authorization has improved its ability to hire new pilots. The Company requires additional time to analyze the impact of this change and make adjustments to forecasted operations.

Until the Company is able to re-staff qualified pilots, in sufficient quantity, it is expected that the Company will not have sufficient forecasted liquidity to service our existing debt obligations which raises substantial doubt on the Company’s ability to continue as a going concern. We are engaged in discussions with the lenders of our senior credit facility and are pursuing additional or alternative sources of financing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael O. Matthews	(307)	432-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Great Lakes Aviation Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2014	Great Lakes Aviation, Ltd.

	By:	/s/ Michael O. Matthews
Michael O. Matthews

	Its:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).